SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------
                                 SCHEDULE 14D-9
                                 (RULE 14d-101)
          Solicitation/Recommendation Statement Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 1)
                                 --------------

                        ASCENT ENTERTAINMENT GROUP, INC.
                            (Name of Subject Company)

                        ASCENT ENTERTAINMENT GROUP, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    043628106
                      (CUSIP Number of Class of Securities)

                               David Ehrlich, Esq.
                       Vice President and General Counsel
                        Ascent Entertainment Group, Inc.
                       1225 Seventeenth Street, Suite 1800
                             Denver, Colorado 80202
                            Telephone: (303) 308-7000
           (Name, Address and Telephone Number of Person Authorized to
          Receive Notice and Communications on Behalf of the Person(s)
                               Filing Statement).

                                 With a Copy to:

                            Jeffrey W. Tindell, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                          New York, New York 10036-6522
                            Telephone: (212) 735-3000
                            Facsimile: (212) 735-2000

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                 This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9"), filed by Ascent Entertainment Group, Inc., a Delaware corporation (the "Company"), relating to the tender offer by Liberty AEG Acquisition, Inc., a Delaware corporation ("Purchaser"), a wholly owned subsidiary of Liberty Media Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share, of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 29, 2000, as amended.

Item 9.  Exhibits.

         Item 9 of the Schedule 14D-9 is hereby amended by the addition of the following exhibit:


    Exhibit No.              Description

        19. Joint Press Release issued by Ascent Entertainment Group, Inc. and Liberty Media Corporation on March 2, 2000




                                              SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            /s/ Arthur M. Aaron, Esq.
                                         ----------------------------
                                         Name:  Arthur M. Aaron
                                         Title: Executive Vice President,
                                                    Business Affairs


Dated: March 2, 2000






                                  EXHIBIT INDEX



    Exhibit No.              Description

        19. Joint Press Release issued by Ascent Entertainment Group, Inc. and Liberty Media Corporation on March 2, 2000